Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 — Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON EXTENDS GRYPHON ZONE AT WHEELER RIVER PROJECT

AND COMPLETES SUMMER DRILLING PROGRAMS

Toronto, ON – September 24, 2014… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to report the successful extension of the Gryphon zone of high grade basement hosted uranium mineralization at the Wheeler River property and the conclusion of the 2014 summer drilling programs at Wheeler River, Crawford Lake and Bachman Lake in the Athabasca Basin of Saskatchewan.

Wheeler River

At Wheeler River, a total of 14,937 metres has been completed in 20 drill holes at the newly discovered Gryphon zone. Results from the first half of these holes were released by Denison earlier this summer. Highlights from the remaining half of the drilling program include WR-573D1, which intersected 15.8% eU3O8 over 2.3 metres, and WR-574, which intersected 7.0% eU3O8 over 2.0 metres, followed by 9.8% eU3O8 over 2.5 metres.

Mineralization at Gryphon is hosted in basement gneisses, ranging from 100 to 250 metres below the sub-Athabasca unconformity. The zone currently measures 350 metres long (along the plunge) by 60 metres wide (across the plunge) and consists of multiple stacked lenses with variable thicknesses that plunge to the northeast and remain open in both plunge directions. The last holes completed in the up-plunge (WR-580) and down-plunge (WR-573D1) directions intersected 1.8% eU3O8 over 2.0 metres and 15.8% eU3O8 over 2.3 metres, respectively. As the drill holes are angled steeply to the northwest and the mineralization is interpreted to dip moderately to the southeast, the true thickness is expected to be approximately 75% of the intersection length.

Ron Hochstein, President and C.E.O. of Denison stated that “we are very encouraged by the Gryphon zone results to date. In a relatively short time we have been able to gain an understanding of the geology surrounding a newly discovered zone of high grade uranium mineralization on our flagship Wheeler River project. With our 2015 exploration program fully funded by our recently closed flow through share private placement, we plan to continue to focus our efforts on the Gryphon zone and our other higher priority projects.”

Figure 1, attached, shows the location of Gryphon on a property map and shows the drill hole intersections on an inclined longitudinal section in the plane of the mineralization (020/55E). The table below lists the down hole probe results from the summer program at Gryphon as well as assays that have been received to date. The cut-off grade for compositing is 1.0% U3O8 unless noted otherwise.

Gryphon Zone Intersections

	Down-Hole Probe				Chemical Assay
Hole Number	From (m)	To (m)	Length (m)	eU3O8 (%)[2]	From (m)	To (m)	Length (m)	U3O8 (%)
ZK-04 Extension[1]	Weakly Mineralized
ZK-06 Extension[1]	Weakly Mineralized
WR-564[1]					713.5	714.5	1.0	1.2
					727.5	728.5	1.0	1.4
					741.5	742.5	1.0	1.5
	742.8	745.1	2.3	3.0	744.0	746.0	2.0	6.6
and	750.9	751.9	1.0	4.5	752.0	753.0	1.0	3.4
					755.0	756.0	1.0	1.2
					757.0	758.0	1.0	2.1
WR-565[1,3]	686.0	689.9	3.9	0.6	Not Assayed
WR-566[1]	Weakly Mineralized
WR-567[1,3]	688.6	689.6	1.0	0.7	689.5	690.5	1.0	1.7
and	727.2	729.9	2.7	1.1	728.0	731.0	3.0	1.6
WR-568[1]	Weakly Mineralized
WR-569A1	653.0	654.0	1.0	1.0	653.5	654.5	1.0	2.4
					657.9	659.4	1.5	1.1
and	662.6	665.6	3.0	3.1	662.9	665.9	3.0	3.8
and	679.3	683.0	3.7	9.4	680.0	683.5	3.5	13.2
and	692.3	693.4	1.1	8.1	693.0	694.0	1.0	12.4
and	702.1	708.0	5.9	5.3	702.5	711.5	9.0	4.9
and	709.1	710.1	1.0	1.1
and	724.0	726.0	2.0	3.0	724.6	726.6	2.0	3.6
WR-570[1,3]	741.6	753.8	12.2	0.1	742.5	753.0	10.5	0.3
	776.2	780.0	3.8	0.2	777.0	780.0	3.0	0.3
WR-571[3]	755.8	762.3	6.5	2.3	Pending
WR-572	649.4	652.3	2.9	1.5	Pending
and	675.8	677.2	1.4	4.2	Pending
and	714.7	715.7	1.0	1.3	Pending
WR-573D1	767.2	769.5	2.3	15.8	Pending
and	778.3	779.3	1.0	1.8	Pending
WR-574	664.8	666.8	2.0	7.0	Pending
and	674.8	675.8	1.0	1.5	Pending
and	695.8	698.3	2.5	9.8	Pending
and	709.4	710.4	1.0	1.2	Pending
WR-575[3]	630.7	634.8	4.1	0.2	Pending
WR-576[3]	615.3	616.8	1.5	0.2	Pending
WR-577	Weakly Mineralized
WR-578[3]	772.3	776.9	4.6	0.4	Pending
WR-579	Weakly Mineralized
WR-580	625.6	627.6	2.0	1.8	Pending
WR-581	No Significant Mineralization

Notes:	1. Previously reported probe results.
2. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe.
3. Compositing cut-off grade is 0.05% eU3O8.

The Wheeler River property lies between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Crawford Lake and Bachman Lake

A total of 2,995 metres of drilling was completed in five holes at Crawford Lake and a total of 1,194 metres of drilling was completed in two holes at the Bachman Lake property. Targets were a combination of follow-ups from previous drilling results that had intersected significant alteration zones, and new geophysical targets. Although no significant mineralization was intersected, the Crawford Lake drilling was successful in extending a large zone of sandstone and basement alteration on the CR-2 and CR-5 conductors, roughly along trend to the south of the Millennium deposit. Follow-up drilling is required in this area and is expected to be a high priority for Denison in 2015. Crawford Lake and Bachman Lake are located just west of Wheeler River in the southeast Athabasca Basin and are 100% owned Denison properties.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 14, 2014 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio consists of numerous projects covering over 470,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604)689 - 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs;

expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.